Exhibit (a)(6)

[QUANTA SERVICES LOGO]

February 7, 2003

Dear Eligible Option Holder:

Please take a few minutes to read the following important information relating to the stock option exchange offer.

We have received numerous illegible faxes. If you choose to fax your Signature Page to the Letter of Transmittal, please copy it onto white paper and fax the copy. Also, either include a cover page and ask us to return a confirmation of receipt or call Janie Wimberly at 713-985-6434 for confirmation. If we cannot read your Letter of Transmittal and are unable to confirm the identity of the sender, we cannot accept your tendered options. Do not rely on a fax confirmation from your fax machine to assume we have received a properly tendered Signature Page to your Letter of Transmittal. We have numerous faxes that we cannot read and therefore cannot contact you to resend. Accordingly, if you have previously faxed to us your Signature Page to the Letter of Transmittal, you should call Janie Wimberly as soon as possible at 713-985-6434 to confirm that we received your fax and that it was legible.

The method of delivery of the completed and executed Signature Page to the Letter of Transmittal is at your election and risk. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.

We will be hosting a question and answer conference call on Monday, February 17, 2003 at 12:00 P.M., Central Standard Time. If you would like to participate, dial 800-310-6649 and enter passcode number 404289 on Monday, February 17, 2003 at least 15 minutes prior to the start of the call. We will be answering some of the most frequently asked questions at that time and will be taking questions at the end of the call. A replay of the call will remain available on our website (www.quantaservices.com) through February 28, 2003. If you have a question that you would like for us to address on the call, please submit it to us either via email to StockOptionExchangeTeam@quantaservices.com or voicemail at 1-800-7QUANTA (778-2682).

Listed below are answers to some of the most frequently asked questions that we have received to date.

Frequently Asked Questions

FAQ.1.    What is my tax basis in the shares of restricted stock?

If you do not make a Section 83(b) election, when your shares of restricted stock vest, you will be required to recognize ordinary income in an amount equal to the fair market value of the vested restricted stock, based on the closing price of our common stock on the day prior to vesting. The ordinary income recognized will be your tax basis in the shares, unless you make a Section 83(b) lection. Because the ordinary income recognized will vary from year to year, your tax basis in shares that vest in 2004 may be different from your tax basis in shares that vest in 2005 and 2006.

If you do make a Section 83(b) election, you will be required to recognize ordinary income in an amount equal to the fair market value of the restricted stock on the exchange date. This ordinary income recognized will be your tax basis in the shares.

You should consult with your personal tax and/or financial advisor for additional information regarding the basis in your stock, whether a Section 83(b) election is right for you and to confirm the basis you ought to use for tax purposes.

FAQ.2.    How will a US employee be taxed on the shares of restricted stock?

There are no immediate tax consequences from receiving restricted stock in exchange for your eligible options, unless you make an election under Section 83(b) of the Internal Revenue Code. If you do not make an election under Section 83(b), when the restricted stock vests, you will be required to recognize ordinary income on the vesting date in an amount equal to the fair market value of the restricted stock based on the closing price of the stock on the day prior to vesting. Before you receive a stock certificate for your vested shares, you must satisfy all applicable income tax withholding obligations. To do this, you have two choices. You can present to us cash or a certified check in the amount of your tax obligations by 5:00 P.M., Central Standard Time on the vesting date. In the alternative, if we do not receive cash or a certified check by that time, we will withhold a number of shares of stock equal in value to your tax withholding obligation and we will pay this amount to the IRS on your behalf. We will then issue to you a stock certificate for the remainder of your vested shares. Please see Question 28 on page 5 and Section 13. CERTAIN INCOME TAX CONSEQUENCES on pages 16-17 of the Offer to Exchange for additional details.

Section 83(b) is described in more detail in Section 13. CERTAIN INCOME TAX CONSEQUENCES on pages 16-17 of the Offer to Exchange. In very brief terms, it is an election that you can make with the IRS, within 30 days of the exchange date, to be taxed at the time of the exchange in an amount equal to the fair market value of the restricted stock on the exchange date. You will owe taxes at the time of your election, which you must pay to us via certified check or money order (do not send money to the IRS). You must submit the Section 83(b) election both to us and to the IRS within 30 days of the exchange date. Your tax basis in the shares will be the ordinary income recognized. Upon a subsequent sale of the shares, you will recognize capital gain or loss based upon the difference between the sales proceeds you receive for the shares and your tax basis in the shares. Your holding period for determining whether the capital gain or loss is long-term or short-term will begin on the date of the exchange. If you forfeit the shares before they vest, you may not claim a deduction for the income you recognized pursuant to the Section 83(b) election. Please refer to the Offer to Exchange for more detail about the Section 83(b) election. We cannot tell you whether a Section 83(b) election is right for you. You should consult with your tax advisor to determine whether a Section 83(b) election is appropriate for you in connection with the exchange.

FAQ.3. Does	the 2001 Stock Incentive Plan provide for a 90 day interruption of service?

The 2001 Stock Incentive Plan does not provide for a 90 day interruption of service, although certain events are determined to not constitute a break in continuous service.

The definition of “continuous service” will remain the same for restricted stock as it was for stock options. Under the 2001 Stock Incentive Plan, “‘continuous service’ means that the provision of services to the Company or an Affiliate in any capacity of Employee, Director or Consultant is not interrupted or terminated. Except as otherwise provided in the [applicable agreement], service shall not be considered interrupted or terminated for this purpose in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Affiliate, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or an Affiliate in any capacity of Employee, Director or Consultant. An approved leave of absence shall include sick leave, military leave or any other authorized personal leave.”

FAQ.4. How	much do I have to pay for the shares of restricted stock I receive in the exchange?

You will not have to pay cash for the restricted stock you receive in the exchange. Rather, you will have to exchange all of your existing eligible options for the shares of restricted stock. The shares of restricted stock will be issued to you based on the “exchange ratio.” If you tender your eligible options and we accept your tendered options, you will receive one share of restricted stock for every 2.24 eligible option shares tendered. Although you will not have to pay cash for the restricted stock, your tendered eligible options will be terminated and rendered null and void.

FAQ.5.    When will the shares of restricted stock be issued to me?

If we decide to accept your tendered eligible options for exchange, the shares of restricted stock will be deemed to be issued to you as of February 28, 2003, unless we extend the offer, and you will receive a conformed copy of your new restricted stock award approximately four to six weeks after the expiration of the offer. We will hold your shares of restricted stock in custody for you until they have vested and you have satisfied any applicable tax withholding obligations on the shares.

FAQ.6.    How do I sign my name on the Letter of Transmittal?

Schedule A to the Letter of Transmittal identifies your name as printed on your stock option agreements. You should sign your name as it appears on Schedule A to the Letter of Transmittal.

FAQ.7. Why	does Schedule A to the Letter of Transmittal not include my options with an exercise price of less than $10.00?

We are offering to exchange options with an exercise price of $10.00 or more per share. If your options have an exercise price of less than $10.00, those options are not eligible for the exchange, will be unaffected by the exchange and will be subject to their current terms and conditions.